FORM 3

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

      Filed pursuant to Section 16(a) of the Securities Exchange Act of
        1934, Section 17(a) of the Public Utility Holding Company Act
       of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Lancer Partners, Limited Partnership
     (Last)         (First)        (Middle)


     475 Steamboat Road
          (Street)

     Greenwich     Connecticut     06830
     (City)         (State)        (Zip)

2.   Date of Event Re-
     quiring Statement
     (Month/Day/Year)

          02/07/00

3.   IRS or Social Se-
     curity Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Manhattan Scientifics, Inc. (Pink Sheets - "MHTX")

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)


     _____ Director                __X__ 10% Owner

     _____ Officer  (give          _____ Other (specify
               title below)                     below)


6.   If Amendment, Date of Original

     (Month/Day/Year)

7.   Individual or Joint/Group Filing (check applicable line)

          Form filed by One Reporting Person
  ---
   X
  ---     Form filed by more than One Reporting Person

                                       Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Beneficial Ownership
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)                    (Instr. 4)


Common Stock                     12,000,000                      D                             Lancer Partners,
                                                                                                Limited Partnership

Common Stock                      2,245,512                      I                             Michael Lauer

Common Stock                     31,150,000(1)                   I                             Lancer Offshore, Inc.

Common Stock                        500,000                      I                             The Orbiter Fund, Ltd.



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

(1) 3,000,000 shares were previously acquired from Lancer Voyager Fund.
                                                             Page 1 of 4

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                           ____________________      (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                                                    ------------------------   Exercise Price    ect (D) or In    Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     Direct (I)       Ownership
                           cisable     Date          Title     of Shares       Security(5)        (Instr. 5)       (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------



Warrants (Right to Buy)    7/28/98      7/28/08    Common        10,000,000     $0.05               D          Lancer Partners,
                                                   Stock                                                       Limited Partnership


Explanation of Responses:

*    See p. 3 of 4


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                 See page 4 of 4                    04/13/00
                                                                               ----------------------------    -------------
                                                                           **Signature of Reporting Person          Date


Note: File three copies of this form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.


                                                             Page 2 of 4

Designated Filer:        Lancer Partners, Limited Partnership

Date of Event:           02/07/00

Issuer Name and Symbol:  Manhattan Scientifics, Inc.

-----------------------------------------------------------------------------

          This Form 3 is filed by Lancer Partners, Limited Partnership ("Lancer Partners"), Michael Lauer ("Lauer"), Lancer Offshore, Inc. ("Lancer Offshore") and The Orbiter Fund, Ltd. ("Orbiter") (collectively the "Members"). The principal business address of each of Lauer and Lancer Partners is 475 Steamboat Road, Greenwich, CT 06830. Lancer Management Group II, LLC, a Connecticut limited liability company ("LMG II"), serves as the sole general partner of Lancer Partners. Lauer is the sole manager and principal member of LMG II and he controls all of its operations and activities and, as such, Lauer has full voting and dispositive power with respect to all of the securities owned by Lancer Partners. The principal business address of each of Lancer Offshore and Orbiter is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. Lancer Management Group, LLC, a Connecticut limited liability company ("LMG"), serves as a sole investment manager of Lancer Offshore and Orbiter. Lauer is the sole manager and principal owner of LMG and he controls all of its operations and activities and as such, has full voting and dispositive power with respect to all of the securities owned by Lancer Offshore and Orbiter.

     Set forth below are the names of the Members and the amount of securities beneficially owned (all ownership is direct):

                         Amount of Securities     Number of Warrants
     Name of Member      Beneficially Owned       Beneficially Owned
     --------------      ------------------       ------------------
     Lancer Partners       12,000,000                  10,000,000
     Lauer                  2,245,512                           0
     Lancer Offshore       31,150,000                           0
     Orbiter                  500,000                           0
                           ----------                  ----------
               Total       45,895,512                  10,000,000
                           ==========                  ==========

Designated Filer:        Lancer Partners, Limited Partnership

Date of Event:           02/07/00

Issuer Name and Symbol:  Manahattan Scientifics, Inc.

_____________________________________________________________________________


                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2000

                              LANCER PARTNERS, LIMITED PARTNERSHIP

                              By:  Lancer Management Group II, LLC,
                                   General Partner

                              By:  /s/ Michael Lauer
                                   -----------------------
                                   Name:     Michael Lauer
                                   Title:    Manager

                              /s/ Michael Lauer
                              ----------------------------
                              MICHAEL LAUER


                              LANCER OFFSHORE, INC.

                              By:  Lancer Management Group, LLC
                                   Investment Manager

                               By: /s/  Michael Lauer
                                   -----------------------
                                   Michael Lauer, Manager

                              THE ORBITER FUND, LTD.

                              By:  Lancer Management Group, LLC
                                   Investment Manager

                               By: /s/  Michael Lauer
                                   -----------------------
                                   Michael Lauer, Manager

                                 Page 4 of 4